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                           December 9, 2022

       Bernaldo Dancel
       Chief Executive Officer
       NAVA HEALTH MD, LLC
       9755 Patuxent Woods Drive, Suite 100
       Columbia, Maryland 21046

                                                        Re: NAVA HEALTH MD, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 5,
2022
                                                            File No. 333-268022

       Dear Bernaldo Dancel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1, Filed December 5, 2022

       Cover page

   1. Please clearly disclose whether your offering is contingent upon final approval of your
                                                        NASDAQ listing on your
cover page. Please ensure the disclosure is consistent with your underwriting agreement.
       Exhibits

   2. Please obtain an updated consent from your auditors, and include it with an amendment to your filing.
   3. We note that you intend to amend and restate your Articles of Incorporation and Bylaws
 Bernaldo Dancel
NAVA HEALTH MD, LLC
December 9, 2022
Page 2
      prior to the completion of this offering. Please file your amended and restated Articles of
      Incorporation and Bylaws as exhibits.
       You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

FirstName LastNameBernaldo Dancel                           Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameNAVA HEALTH MD, LLC
                                                            Services
December 9, 2022 Page 2
cc:       Rachel M. Jones, Esq.
FirstName LastName